T5 Corp.
4 Grouse Terrace
Lake Oswego, Oregon 97035

May 2, 2014

William H. Thompson
Yolanda Guobadia
Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Via EDGAR

Re: T5 Corp.
Form 8-K
Filed April 17, 2014
File No. 0-53101

Dear Mr. Thompson::

In connection with the filing of the Current Report on Form 8-K, Amendment No. 1, filed on April 30, 2014, T5 Corp. (the “Company”) hereby acknowledges and confirms to the Securities and Exchange Commission (the “Commission”) that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to email me with any comments or questions you may have.

Sincerely,
/s/ Allen H. Adams
Allen H. Adams, Chief Financial Officer